

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via Email
Shlomo Kramer
President and Chief Executive Officer
Imperva, Inc.
3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

> **Re: Imperva, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 17, 2011**
> **File No. 333-175008**

Dear Mr. Kramer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will contact you separately regarding your proposed graphics.

Outside Front Cover Page of Prospectus

2.   Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material.

Prospectus Summary

Overview, page 1

3.   Please provide supplemental, qualitative or quantitative support for your assertions here, and on pages 45, 77, and 81, that you are a "pioneer" and "leader" of a new category of data security solutions, and that your cloud-based security services are "cost-effective."

Industry Background, page 1

4.   With respect to every third-party statement in your prospectus, such as the market data and reports from IDC and Verizon referenced in this section, if you have not already done so, disclose the date of each report from which the statement is derived. In addition, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

5.   In the first paragraph on page 2, you refer to a "green field" opportunity. It is unclear what you mean by this expression; please revise using plain English. See Rule 421(d) of Regulation C.

Risk Factors

"We will incur increased costs and demands upon management…," page 33

6.   Please quantify the estimated costs of being a public company, if known.

Use of Proceeds, page 37

7.   Please revise to provide a more detailed quantification of your anticipated use of proceeds for "general corporate purposes," to the extent known. For example, we note that on pages 82 and 83, you discuss certain plans to extend your position in the data security market; disclose whether you plan to use offering proceeds to pursue these plans. See Item 504 of Regulation S-K.

8.   Please revise to briefly summarize the performance milestones that would trigger your $7 million additional investment in Incapsula. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Opportunities, Challenges and Risks, page 46

9.   Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

10.   In the last sentence of this section, you refer to your "proven" track record of "successfully" competing against larger competitors. Please revise to provide support and context for these claims.

Key Metrics of Our Business, page 47

11.   Please revise to provide a more detailed analysis of the implications of the changes in the key business metrics during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

Results of Operations, page 51

12.   Please revise to provide a more detailed narrative discussion of the extent to which your increases in revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold. See Item 303(a)(3)(iii) of Regulation S-K.

13.   We note that your discussion of revenue references a "larger installed base." Please tell us the extent to which you use this metric as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully to understanding and evaluating your company. In addition, tell us what consideration you have given to disclosing this metric for the periods presented in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 61

14.   Please revise to disclose that as of March 31, 2011, you were not compliant with the minimum tangible net worth covenant in your credit facility.

15.   We note your disclosure on page F-42 that during 2010 total accumulated unremitted earnings that was deemed to be indefinitely invested outside the U.S. was $3.9 million. Please tell us the amount of cash and cash equivalents and investments that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Critical Accounting Policies

Stock-Based Compensation, page 67

16.   We note that your expected volatility is derived from the historical volatility comparable
        public companies. We further note your disclosure on pages 68-69 that the expected
        future cash flow used in your income approach is discounted using a rate derived from an
        analysis of comparable public companies and that your market approach is based upon
        market multiples of comparable public companies. Please address the following with
        respect to the set of comparable public companies used in your various analyses:

        •   Confirm that the same set of market comparable public companies is used in all of
            your various valuation estimates and update your disclosure accordingly.

        •   Revise to disclose the basis for the selection of the set of comparable public
            companies, what makes them comparable and any limitations or uncertainties
            over that comparability.

17.   We note the disclosure provided on pages 70-73 with respect to the various valuations
        completed from December 31, 2009 to April 30, 2011. Please revise to disclose, in
        greater detail, the significant factors considered and assumptions made in determining the
        fair value of the underlying ordinary shares. Your disclosures should describe and
        quantify each of the significant assumptions for each of the valuation periods and
        describe the basis for those determinations.   Your disclosures should address the
        assumptions used in the income approach as well assumptions used in the market
        approach.

18.   We note your disclosure on page 71 that you reassessed your original $1.65 August 1,
        2010 valuation and determined that the fair value per share of your common stock as of
        September 28, 2010 and September 30, 2010 was $1.85. Please revise to disclose the
        specific assumptions used to determine this change in fair value. Additionally, tell us
        why you determined that the reassessment was necessary for this valuation but not for
        other valuations.

19.   We note that the tabular presentation on page 69 reflects a grant on April 8, 2011 with an
        exercise price and fair value per share of $2.71. Please update your disclosure on page 72
        to indicate, if true, that the valuation as of February 28, 2011 was used to support the
        grant date fair value per share of common stock on April 8, 2011.

20.   We note that the fair value per share of your common stock increased from $2.71 on
        April 8, 2011 to $4.03 on May 19, 2011 and your disclosure on page 73 that this increase
        was attributable to your progress toward an initial public offering and strong first quarter
        operating results. Please expand your disclosure to provide additional detail regarding
        the significant factors contributing to this difference considering the 49% increase in the

fair value of your common stock during this period. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

21.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

23.   On pages 27 and 28 you discuss potential risks associated with complying with various environmental laws and regulations. Please revise to provide the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

Industry Background, page 77

24.   Please revise to provide supplemental support for your statements throughout this section, or revise to state that they are your belief. For example, but without limitation, provide support for your statements on pages 77 and 78 that "organizations are increasing their collection, storage and use of high-value business data" and "data breaches have fueled a data theft industry, in which black market forums advertise and trade stolen information, causing an estimated $1 trillion in annual losses to companies and individuals."

Products

Web Application Security, page 87

25.   Please provide supplemental, qualitative or quantitative support for your assertion that your web application firewall product is an "industry leading" solution.

Customers, page 91

26.   We note from your risk factor disclosure on page 26 that government entities may have contractual or other legal rights to terminate contracts with your distributors and resellers, and any such termination may adversely impact your future results of operations. Please revise to further describe any material portion of your business that may be subject to

renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of Regulation S-K.

Manufacturing and Suppliers, page 94

27.   Please revise to include a more detailed description of the material terms of your agreements with your manufacturer.

Compensation

Compensation Discussion and Analysis, page 102

28.   We note your statement on page 114 that prior to the employment of Mr. Schmid on November 1, 2010, no "single individual" served in the capacity of or performed the functions of chief financial officer. Item 402(a)(3)(ii) of Regulation S-K requires executive compensation disclosure for "all individuals" serving as the registrant's principal financial officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level. Please provide us with a brief legal analysis supporting your conclusion that you did not need to include executive compensation disclosure for additional personnel, or revise your disclosure.

Equity Compensation, page 108

29.   Please revise your disclosure on page 109 to include a more detailed explanation of why you granted Mr. Pisani a stock option to purchase 60,000 shares in June 2010.

30.   We note your disclosure on page 109 that in September 2010, consistent with your practice in prior years, you sold Mr. Kramer shares of common stock at its then-current fair market value in two separate restricted stock purchase transactions that contain company repurchase rights. Please revise your disclosure to explain the purpose of the repurchase provisions.

Certain Relationships and Related Party Transactions, page 124

31.   We note your disclosure on page F-39 that in 2010, your board of directors allowed for the early exercise of stock options granted to a member of your board of directors. Please explain to us how you concluded that no disclosure was necessary pursuant to Item 404(a) of Regulation S-K.

Private Placement of Securities, page 124

32.   Please revise to disclose how the price per share was determined. See Item 404(a)(6) of Regulation S-K.

Registration Rights, page 125

33.   Please revise to identify the directors, executive officers, and significant beneficial
        owners that are party to agreements containing the referenced registration rights. See
        Item 404(a)(6) of Regulation S-K.

Stock Option Repricing, page 126

34.   Please revise to disclose why you lowered the exercise price, and clarify whether options
        held by employees other than the named executive officers were repriced. See Item
        404(a)(6) of Regulation S-K.

Transactions With Incapsula, Inc., page 126

35.   Please revise the penultimate paragraph on page 126 to briefly summarize the Incapsula
        milestones that would trigger your $7 million purchase of Series A-1 Preferred Stock.
        See Item 404(a)(6) of Regulation S-K.

Principal and Selling Stockholders, page 128

36.   Several footnotes here, and on pages 124 and 125, disclaim beneficial ownership except
        to the extent of the beneficial owner's pecuniary interest.   Beneficial ownership
        disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with
        Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting
        and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of
        Regulation S-K and Exchange Act Rule 13d-3(a). Please revise to clearly disclose who
        has voting and/or investment power over the shares. In addition, provide us with a brief
        legal analysis supporting your belief that a registrant may issue disclaimers of beneficial
        ownership, or delete the disclaimers. In that regard, we note that Item 403 of
        Regulation S-K requires registrants to disclose the amount of beneficial ownership held
        by certain beneficial owners and management. Furthermore, Item 403 specifies that only
        the amount of beneficial ownership may be determined in accordance with Exchange Act
        Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers
        of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level
        of beneficial ownership held by persons who file beneficial ownership statements). For
        further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Description of Capital Stock

Registration Rights, page 133

37.   Please revise to briefly describe the history of, and parties to, the investors' rights
        agreement.

Certain Material U.S. Federal Income Tax Considerations, page 140

38.   The heading for this section and the first sentence state that this section includes a summary of "certain" material tax considerations. Please revise, as necessary, to remove the suggestion that this section is not materially complete.

Consolidated Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

39.   We note your disclosure on page F-13 that your subscription services primarily relates to your cloud-based services and that revenue is initially deferred and recognized ratably over the life of the contract. Please provide your analysis under ASC 985-605-55-119 through 125 in determining the accounting literature you are relying on related to your revenue recognition policy for these arrangements.

40.   We note that your sales involve multiple element arrangements, including products, maintenance and support services. We further note that revenue is allocated to each element based upon its fair value or relative selling price as determined by vendor-specific objective evidence (VSOE), if it exists. Please describe in further detail a more specific explanation of your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In this regard, please address the following:

- We note you established VSOE for maintenance and support services based on the renewal rate offered to the customer, provided that a substantial majority of historical stand-alone transactions fall within a "reasonably narrow range of the median rates." Please clarify what you consider to be a reasonably narrow range and tell us what percentage of your customers actually renew at such rates. Furthermore, describe your policy for allocating arrangement consideration to maintenance and support when the stated renewal rate does not fall within the respective VSOE of fair value range.

- We note your disclosure on page F-13 that the service period of your maintenance and support agreements typically ranges from one to three years but has been as long as five years as noted in your risk factor disclosure on page 19. Please tell us how you established VSOE of fair value for maintenance and support agreements that include a service period of more than one year. Refer to ASC 985-605-55-57 and 58.

- We also note on page 49 that you offer standard, enhanced and premium maintenance and support to your customers. Please tell us how the pricing of enhanced or premium maintenance affects the allocation of maintenance revenue in your multiple-element arrangements and whether you include stated renewal rates for both standard and premium maintenance in your initial contracts.

41. We note your disclosure on page F-15 that to the extent that software being supported is not considered essential to the functionality of the hardware, the support arrangements would continue to be subject to the industry specific software revenue recognition guidance. As it relates to renewals of the support arrangements where the software being supported is considered essential to the functionality of the hardware, clarify whether these renewals are also accounted for under the industry specific software revenue recognition guidance. Additionally, considering that hardware replacement is included in your support arrangements as noted on page 49, please also clarify whether these renewals are bifurcated between the software and non-software components. Refer to ASC 985-605-55-226 through 229.

42. We note your disclosure on page F-16 that you determined the selling price of your hardware appliances based upon best estimated selling price (BESP). We further note that you consider "pricing practices, geographies, and distribution channels" when determining BESP. Please revise to include more detailed discussion regarding the significant factors, inputs, assumptions and methods used to determine BESP. Refer to ASC 605-25-50-2(e).

Note 2 – Incapsula, page F-22

43. We note that under the terms of your November 2009 agreement with Incapsula, you received the right to purchase the remaining ownership interest in Incapsula ("Purchase Right"). Please provide more information regarding your analysis for this transaction and the associated accounting treatment. Specifically tell us how you considered whether the Purchase Right was a freestanding financial instrument under ASC 815.

44. We note your disclosure that you entered into a forward contract to purchase shares of Series A-1 Convertible Preferred Stock if certain milestones are achieved. We also note that no value was assigned to this forward contract as the option is within the control of the company and does not meet the definition of a derivative instrument. Please provide more information regarding your analysis of this agreement in determining that this forward contract did not meet the definition of a derivative instrument. Additionally, clarify whether the company has the right, but not the obligation, to purchase these shares if the milestones are met and revise your disclosure accordingly.

Note 15 – Income taxes, page F-40

45. We note the line item "Foreign tax rate differential" in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure.

 In this regard, clarify whether any of the reconciling items in this line item is greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Refer to Rule 4-08(h)(2) of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules, page II-18

46.   Please file your material agreements with Incapsula as exhibits. See Item 601(b)(10) of Regulation S-K.

47.   It does not appear that you plan to file all agreements related to your preferred stock as exhibits. Please provide us with a legal analysis supporting your apparent conclusion that Items 601(b)(4) and/or 601(b)(10) of Regulation S-K are inapplicable, or file the agreements as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
         Anthony J. McCusker, Esq.
         Goodwin Procter LLP